SECURITIES AND EXCHANGE COMMISSION
		     Washington, D.C. 20549


			Form 6-K/A


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


              For the month of February 25, 2002
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
-------------------------------------------------------------------
         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
-------------------------------------------------------------------
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.








                          CORPORACION DURANGO
                        Full Year 2001 Results


Durango, Mexico, Feb 25, 2001. Corporacion Durango, S.A. de C.V.,
(NYSE: CDG) the largest integrated paper producer in Latin America, today announced its results for the full year 2001 and fourth quarter ended December 31, 2001. Figures were prepared in accordance with generally accepted accounting principles in Mexico, restated in constant Mexican Pesos and converted into U.S. Dollars using the exchange rate of each respectiveperiod.



HIGHLIGHTS

Positives

EBITDA of US$ 163.1 million in 2001
EBITDA Margin of 16% in 2001
EBITDA decrease was half of the industry average
EBITDA Margin higher than the industry average



Negatives

Expensive market-related downtime
Shipments declined 15% YOY
Net sales declined 14% YOY
EBITDA declined 19% YOY



Performance

    Item	        	2001	  2000	   Change
Total Shipments ('000 S/T)    1,630.8	 1,920.5    -15%
Net Sales ($Million) 	      1,028.8	 1,191.7    -14%
EBITDA ($Million)  	       163.1	  202.5	    -19%
EBITDA Margin			16%	   17%	     -1%
Net Income ($Million)          107.6	  171.3	    -37%



Full Year 2001 and Fourth Quarter 2001


In the year 2001 our company concluded the merger of Corporacion
Durangointo Grupo Industrial Durango which has been declared effective on February 8, 2002. The company's shares will trade on the NYSE under the new symbol "CDG" and its new CUSIP will be 21986M105.


For the full year 2001, Corporacion Durango reported net income of US$107.6 million, or US$1.14 per share, compared to net income of US$171.3 million, or US$1.82 per share in 2000 on a proforma basis. Sales for the full year were US$1.029 billion compared to US$1.192 billion in 2000. Sales in 2001 included US$38.4 million compared to US$101.0 million in 2000 resulting from certain divested assets during 2001.


For the fourth quarter 2001, the company reported net income of US$69.2 million, or US$ 0.74 per share, compared to net income of US$25.2 million, or US$0.27 per share in the fourth quarter 2000. Sales for the period were US$255.1 million compared to US$292.5 million in the fourth quarter 2000.


Commenting on the full year results, Miguel Rincon, President and Chief ExecutiveOfficer, said, "Given the much more difficult economic conditions we faced during this year, Durango performed well. We recognized early on that 2001 would be a difficult year for the paper and packaging business, and we reacted aggressively. We reduced capital spending, and we successfully controlled operating and administrative costs. As a result, our EBITDA dropped only half of the industry average and our EBITDA Margin was an industry benchmark".


The company's EBITDA was US$163 million for the full year, compared with US$202 million in 2000, reflecting the following factors: an expensive market-related downtime of 17% of our utilized capacity in 2001, translating into approximately US$31 million in lower EBITDA; the 5% Mexican peso appreciation in 2001, which represented approximately US$20 million in lower EBITDA, and non-recurring charges of US$13.5 million related to re-start two of a paper machines, one of our particleboard lines and the upgrading of the recovery system at one of our paper mills, partially offset by slightly higher mix price, lower interest rates and lowermanufacturing cost.



Shipments

Since this period the company adopted IAS 14 (issued by the International Accounting Standards Committee) for segmental reporting purposes. The company is managed on a product basis and its reportable segments are:
Packaging (corrugated containers, molded pulp, and multi-wall sacks and bags), Paper (kraft and semi-kraft paper, newsprint and paper for books and magazines) and Other (plywood, particleboard and lumber)

During 2001 performance was mainly affected by the weak demand environment, which was further intensified by the events of September 11 as well as other market related conditions.

In the year 2001, the company's largest market, the Mexican export sector (including maquiladoras) decreased its activity by around 20% compared to 2000, and its domestic customers activity declined by approximately 10%. Such decline resulted in expensive market-related downtime, which decreased the company's overall operating rate to 17% year over year.

The Company's total shipments decreased to 1,630.8 thousand short tons in 2001 from 1,920.5 thousand short tons in 2001 mainly due to the aforementioned market related downtime.


Shipments (000 S/T)	 2001	   2000	      %
   Paper 	  	 911.8	   993.0     -8%
   Packaging * 	  	 669.3	   769.0    -13%
   Other	   	  49.7	   158.5    -69%
          Total         1,630.8	  1,920.5   -15%

* In a proforma basis without shipments from divested assets the packaging shipments decreased 7%



Price

During 2001 sales prices were pressured by excess production capacity and declining input prices. Moreover, in 2001 prices lost ground, especially newsprint which experienced the most significant decrease.


Mix Price ($US/Ton)	2001	   2000	     %
   Paper		 593	    592	     0%
   Packaging		 694	    713	    -3%
   Other		 466	    350	    33%
            Total	 631	    621	     2%



Net Sales

Total net sales decreased 14% to US$1,028.8 million in 2001 from US$1,191.7 million in 2000. Sales were affected by 15% lower shipments.


Net Sales($US million)	 2001	   2000	      %
     Paper	  	541.0	   587.7     -8%
     Packaging	   	464.4	   548.5    -15%
     Other	         23.4	    55.5    -58%
     Total 	       1,028.8	  1,191.7   -14%


Net sales from the paper segment decreased 8% to US$541.0 million in 2001 from US$587.7million in 2000, due to the same 8% decrease in shipments of 911.8 thousand short tons in 2001 from 993.0 thousand short tons in 2000. The average paper unitary priceremained flat.

Net sales from the packaging segment decreased 5% on a proforma basis when discounting sales by US$101 million from the divested assets.
Moreover, due to this effect, net sales of the packaging segment decreased 15% to US$464.4 million in 2001 from US$548.5 million in 2000. Such decrease was due to a 13% decline in shipments to 669.3 thousand short tons in 2001 from 769.0 thousand short tons in 2000. The packaging average unitary price decreased 3%, affected mainly by the reduction in sales from the converting assets,where the proforma prices practically remain flat.



Cost of Sales

The unitary cost of sales increased 3% to US$528 in 2001 from US$512 in 2000. Cost of sales decreased 12% to US$861.2 million in 2001 from US$982.8 million in 2000. This decrease was primarily due to a 15% decrease in shipments.

Recycled fiber cost of sales (OCC and ONP) decreased 23% in real terms to US$124 per short tons from US$161 per short tons, which accounts for 28% of our total raw material cost. Energy and labor costs decreased by 9%, which accounts for approximately 28% of the cost of goods sold.



Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased 8% to US$67.9 million in 2001 from US$74.1 million in 2000, essentially due to our cost reduction policy.



EBITDA

EBITDA decreased 19% to US$163.1 million in 2001 from US$202.5 in 2000.
The most significant impact on this figure came from 15% lowering shipments during the period. EBITDA as a percentage of net sales was 16% in 2001 compared to 17% in 2000.

EBITDA is defined as Consolidated Net Income plus consolidated interest expense, income and assets taxes, depreciation and amortization expenses and all other non-cash items reducing Consolidated Net Income, less all non-cash items increasing Consolidated Net Income; or alternatively, EBITDA is equal to: operating income plus depreciation and amortization plus interest income plus other cash income less other cash expenses.


EBITDA ($US million)	2001	Margin	   2000	    Margin
   Paper	  	79.7	  15%	   96.9	     16%
   Packaging	  	76.6	  16%	   95.3	     17%
   Other	  	 6.8	  29%	   10.3	     19%
           Total	163.1	  16%	  202.5      17%



Financing Cost

Financing cost was an expense of US$34.4 million in 2001 compared to an expense ofUS$41.6 in 2000. This expense can be broken down as follows:

(1)	Interest expense increased 5% to US$106.3 million in 2001
        from US$100.8 million in 2000 due to higher financing cost related to our refinancing issuances.

(2)	Interest income decreased 36% to US$7.3 million in 2001
        from US$11.4 million in 2000, due to a lower interest rate.

(3)	Foreign exchange results were reported as a gain of
        US$33.1 million in 2001 as compared to a loss of US$7.6 million in 2000. This foreign exchange difference resulted from a higher appreciation of the Peso (to 9.1695 from 9.6098) in 2001, when compared to a depreciation of the Peso (to 9.6098 from 9.4986) in 2000.

(4)	Gain from monetary position decreased by 43% to
        US$31.5 million in 2001 from US$55.3 million in 2000. This decrease reflected a lower inflation rate.



Provisions for Employee Profit Sharing and Income and Asset Taxes Net of Tax Loss Carry Forwards

Provisions for employee profit sharing and income and asset taxes, net of tax loss carry forwards, decreased 17% to US$23.0 million in 2001 from US$27.6 million in 2000. This was primarily due to a decrease in the Company's taxable income.



Net Income

Net income was US$107.6 million in 2001 compared with a net income of US$171.3 million in 2000 mainly due to lower operating income, lower other income, and extraordinary expenses related to severance costs of the Atenquique mill and thePonderosa plywood plant.


Net Sales ($US million)	  2001	     2000	  %
     Paper	   	 541.0	     587.7	-8%
     Packaging	   	 464.4	     548.5	-15%
     Other	   	  23.4	     55.5	-58%
        Total 		1,028.8	   1,191.7	-14%



Liquidity and Capital Resources


Sources and Uses of Cash:

As of December 31, 2001, the Company's net resources generated from income were US$73.1 million. Additionally the company obtained US$19.9 million from net working capital (from the accounts receivable and inventory reduction net of accounts payable). In peso terms the total debt decreased US$55.0 million due to a lower exchange rate. The investment in fixed assets was US$35.5 millionand US$19.4 million in deferred assets mainly due to financial fees by debt restructure. The company had cash equivalents of US$49.3 million.



CAPEX

The amount of CAPEX for full year 2001 was US$35.5 million.


Cash CAPEX($US million)	2001	    2000      2002 E
   Paper	        13.6	    90.0       14.4
   Packaging	  	15.0	    20.5	7.0
   Other		6.9	     0.7	3.0
      Total		35.5	   111.2       24.4



Debt Maturity Profile

As of December 31, 2001 our debt was US$803.7 million, broken down as follows:

Year		2002	2003	2004	2005	2006	2007	2008	2009	2010	TOTAL
-US$- Million	40.9	196.0	104.0	83.0	320.2	23.6	26.3	9.1	0.6	803.7


Of the total Company's indebtedness, 60% is subject to a fixed interest rate and the remaining 40% is subject to a variable interest rate. As of today, the debt-weighted average cost is 10%.



Fourth Quarter 2001 Summary

In the fourth quarter 2001, we believe we are very near to the bottom of the cycle in our business. The decline in EBITDA from the same period of last year, as well as the third quarter of 2001, primarily reflected continued sluggish demand for paper and packaging, price weakness, Mexican peso strength and an extraordinary non-recurring charge on production cost.

During the fourth quarter our shipments were 419 thousands tons, 5.6% higher than the third quarter 2001 and 11% lower than the fourth quarter 2000. Net Sales were US$255 million, 6.5% better than the third quarter 2001 and 13% lowerthan the fourth quarter 2000. EBITDA was US$25.1 million, 46% lower than the third quarter 2001 and 44% lower than the fourth quarter 2000. Net income was US$69.2 million compared with a net loss of US$45.5 million in the third quarterof 2001 and US$25.2 million in the fourth quarter 2000.

The fourth quarter was impacted negatively by a 2% price decrease, or US$5.8 million of EBITDA, and non-recurring charges related to the re-start of two paper machines, one of our particleboard lines and the upgrading of the recovering system at one of our paper mills, which resulted in a charge of US$13.5 million.



CEO's Statement

"Lower earnings for the quarter and full year, as compared to a year ago, were driven primarily by weak paper and packaging demand, pricing deterioration, costs associated with market-related downtime and capacity shutdowns, as well as the strong peso appreciation, partially offset by lowerinterest rate and lower manufacturing cost. I think Durangoperformed well in the light of the much more difficult economic conditionwe faced during the year.Having our mills and customer inventories at record lows, destocking complete,no new global capacity on stream, and 7% lower global capacity due to permanent closure of old and high cost operations, any pickup in demand should lead to a rapid restocking and long delayed price increases," said Miguel Rincon, CEO.

Commenting on the coming year, Rincon said, "Although we expect a weak first quarter 2002, we do expect to see improvements in the second quarter. While macro-economic factors will continue to impact results, we expect our performance will improve in 2002."




CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED BALANCE SHEETS
AS OF DECEMBER 31, 2000 AND DECEMBER 31, 2001 (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF DECEMBER 31, 2001
(Stated in thousands of Pesos and Dollars)
                                                                          US$ DLLS.
                                                   December 31December 31,December 31,
                                                     2000       2001        2001
                                                   (Audited)  (Unaudited) (Unaudited)
     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents .....................$  746,137 $  451,863      49,279
  Accounts receivable, net ......................  2,065,941  2,023,233    220,648
  Affiliated companies ..........................     7,071     69,957       7,629
  Taxes recoverable and other assets ............    41,458     35,465       3,868
  Inventories, net ..............................  2,263,810  1,368,345    149,228
  Prepaids ......................................    12,436     21,032       2,294
            Total current assets ................  5,136,853  3,969,895    432,946
PROPERTY, PLANT AND EQUIPMENT, net ..............  16,240,9   15,221,2    1,659,989
OTHER ASSETS, net ...............................   511,201    482,121      52,579
            Total  assets .......................$ 21,888,9 $ 19,673,282  2,145,513

     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank loans and current portion of long-term deb   785,475    375,297      40,929
  Interest payable ..............................   360,516    285,014      31,083
  Trade accounts payable ........................  1,547,178  1,077,497    117,509
  Notes payable .................................    27,207     36,519       3,983
  Affiliated companies ..........................        18         17           2
  Accrued liabilities and other payables.........   601,002    442,603      48,269
  Employee profit-sharing .......................     7,561     11,621       1,267
            Total  current liabilities ..........  3,328,957  2,228,568    243,041
LONG-TERM DEBT ..................................  7,090,510  6,994,148    762,762
NOTES PAYABLE ...................................    45,181     98,319      10,722
OTHER LIABILITIES ...............................    60,998         97          11
DEFERRED TAXES...................................  3,091,38   2,672,08     291,410
LIABILITY FOR EMPLOYEE BENEFITS..................   227,792    221,233      24,127
DEFERRED CREDITS.................................   491,807     78,605       8,572
            Total long term liabilities .........  11,007,6   10,064,4    1,097,605
            Total  liabilities ..................  14,336,631 12,293,057  1,340,646
STOCKHOLDERS' EQUITY:
  Majority interest .............................  7,515,824  7,337,432    800,200
  Minority interest .............................    36,540     42,793       4,667
            Total stockholders' equity ..........  7,552,36   7,380,22     804,867
            Total liabilities and stockholders' e$ 21,888,9 $ 19,673,282  2,145,513

               Exchange rate: $ 9.1695 per Dollar


CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN FINANCIAL POSITION
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF DECEMBER 31, 2001
(Stated in thousands of Pesos and Dollars)

                                                                                        *
                                                              Full Year   Acum.Dec   Acum.Dec
                                                                2000        2001     US$ 2001
                                                              (Audited)   (Unaudited)
OPERATING ACTIVITIES:
Net income (loss) ......................................... $ 1,612,70  $  989,383    107,899
    Add (deduct)- Charges (credits) to income which do
       not require (provide) cash-
       Depreciation and amortization ......................    520,848     451,625     49,253
       Provision for employee benefits ....................     37,100      12,599      1,374
       Amortization of negative goodwill ..................   -1,327,601  -424,979    -46,347
       Amortization of Financial Comissions ...............     24,801      55,030      6,001
       Provision for deferred taxes .......................    350,957    -424,969    -46,346
       Other...............................................     30,387      11,341      1,237
       Total items which do not require cash...............   -363,508    -319,353    -34,828
  Net resources generated from income .....................   1,249,19     670,030     73,072
    Changes in operating assets and liabilities:
    Decrease (Increase) in inventories ....................    -63,135     895,465     97,657
    Decrease (Increase) in current assets .................    -12,409     -65,489     -7,142
    Decrease (increase) in account receivables, net .......    173,043      42,708      4,658
    (Decrease) increase in other accounts payable and
      accrued expenses ....................................    -64,038    -690,211    -75,272
  Resources generated by operating activities .............   1,282,656    852,503     92,972
FINANCING ACTIVITIES:
       Bank loans .........................................   -270,543    -637,664    -69,542
       Increase in capital ................................   2,041,013          0          0
  Net resources generated from financing activities .......   1,770,47    -637,664    -69,542
INVESTMENT ACTIVITIES:
       Additions to property, plant and equipment..........   -1,019,7    -325,369    -35,484
       Acquisition of new subsidiaries ....................   -2,041,013         0          0
       Increase in deferred assets ........................   -115,420    -177,447    -19,352
       Minority interest ..................................          0      -6,297       -687
  Net resources applied to investing activities ...........   -3,176,2    -509,113    -55,522
INCREASE IN CASH AND CASH EQUIVALENTS .....................   -123,087    -294,274    -32,093
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD.......    869,224     746,137     81,372
CASH & CASH EQUIVALENTS AT END OF THE PERIOD .............. $  746,137  $  451,863US$  49,279


* The exchange rate of 9.1695 was used for translation purposes.



CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF DECEMBER 31, 2001



                                         Thousands of Pesos               Thousands of Dollars
                                            4Q        4Q                     4Q         4Q
                                           2000      2001       Var         2000       2001       Var
                                         (Audited) (Unaudited)            (Audited)  (Unaudited)
NET SALES .............................$ 2,853,42$ 2,338,730      -18%     292,510    255,056       -13%
COST OF SALES .........................  2,375,30  2,066,98       -13%     243,861    225,419        -8%
     Gross profit......................   478,118   271,750       -43%      48,649     29,637       -39%

     Selling and Administrative expense   195,739   158,893       -19%      19,887     17,328       -13%
     Operating income .................   282,379   112,857       -60%      28,762     12,309       -57%
FINANCIAL EXPENSE:
Interest expense ......................   261,398   232,143       -11%      26,374     25,317        -4%
Interest income .......................   -26,514   -14,091       -47%      -2,682     -1,537       -43%
Exchange (gain) loss, net .............   122,465  -240,691     N/A         12,207    -26,249     N/A
Gain on monetary position .............   -47,392   -62,873        33%      -4,644     -6,857        48%
  Total financial expense .............   309,957   -85,512     N/A         31,255     -9,326     N/A
OTHER INCOME (EXPENSES):
Other income (expense), net ...........   259,022   -66,561     N/A         28,024     -7,258     N/A
  Total other income (expense) ........   259,022   -66,561     N/A         28,024     -7,258     N/A
  Income (loss) before income and asset   231,444   131,808       -43%      25,531     14,377       -44%
Provisions for income and asset taxes .    22,876     7,991       -65%       2,431        872       -64%
Provision for deferred income taxes ...   -29,758  -468,416      1474%      -2,144    -51,084      2283%
  Net income after taxes ..............   238,326   592,233       148%      25,244     64,589       156%
Special items .........................         0   -42,685     N/A              0     -4,655     N/A
NET INCOME.............................$  238,326$  634,918       166%      25,244     69,244       174%

  MAJORITY.............................   406,279   706,764        74%      41,633     77,079        85%
  MINORITY.............................  -167,953   -71,846       -57%     -16,389     -7,835       -52%
                                       $  238,326$  634,918       166%      25,244     69,244       174%



CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF DECEMBER 31, 2001


                                         Thousands of Pesos               Thousands of Dollars
                                            Ac        Ac                     Ac         Ac
                                           2000      2001       Var         2000       2001       Var
                                         (Audited) (Unaudited)            (Audited)  (Unaudited)
NET SALES .............................$ 11,774,8$ 9,617,908      -18%    1,191,707  1,028,765      -14%
COST OF SALES .........................  9,667,47  8,034,91       -17%     982,760    861,163       -12%
     Gross profit......................  2,107,38  1,582,99       -25%     208,947    167,602       -20%

     Selling and Administrative expense   741,277   638,106       -14%      74,140     67,918        -8%
     Operating income .................  1,366,11   944,884       -31%     134,807     99,684       -26%
FINANCIAL EXPENSE:
Interest expense ......................  1,018,89  1,001,33        -2%     100,781    106,301         5%
Interest income .......................  -114,882   -69,076       -40%     -11,433     -7,329       -36%
Exchange (gain) loss, net .............    96,148  -296,470     N/A          7,570    -33,098     N/A
Gain on monetary position .............  -566,054  -298,089       -47%     -55,275    -31,502       -43%
  Total financial expense .............   434,109   337,696       -22%      41,643     34,372       -17%
OTHER INCOME (EXPENSES):
Other income (expense), net ...........  1,310,51   444,338       -66%     139,266     48,334       -65%
  Total other income (expense) ........  1,310,51   444,338       -66%     139,266     48,334       -65%
  Income (loss) before income and asset  2,242,51  1,051,52       -53%     232,430    113,646       -51%
Provisions for income and asset taxes .   278,855   216,540       -22%      27,552     22,991       -17%
Provision for deferred income taxes ...   350,958  -424,969      -221%      33,601    -45,677      -236%
  Net income after taxes ..............  1,612,703 1,259,955      -22%     171,277    136,332       -20%
Special items .........................         0   270,572     N/A              0     28,701     N/A
NET INCOME.............................$ 1,612,70$  989,383       -39%     171,277    107,631       -37%

  MAJORITY.............................  1,614,27   985,330       -39%     172,141    107,306       -38%
  MINORITY.............................    -1,572     4,053     N/A           -864        325     N/A
                                       $ 1,612,70$  989,383       -39%     171,277    107,631       -37%




  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  February 25, 2002		By /s/ Mayela Rincon de Velasco
Durango, Mexico				--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer